Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2023

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of June 30, 2023 and December 31, 2022

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	June 30, 2023	December 31, 2022
		(unaudited)
Assets
Current assets
Cash and cash equivalents	4	400,326	216,360
Financial investments	5	117,131	391,785
Trade receivables	6	831,428	856,887
Inventories	7	283,723	254,060
Recoverable taxes		71,173	67,166
Related parties	8	-	3,956
Other assets		136,376	82,515
Total current assets		1,840,157	1,872,729
Non-current assets
Financial investments	5	32,441	30,861
Recoverable taxes		9,189	11,108
Deferred income tax	19	484,919	337,267
Other assets		75,315	78,038
Investments and interests in other entities		22,820	111,631
Property and equipment		53,362	59,031
Right-of-use assets		60,152	68,696
Intangible assets	9	3,863,557	3,184,047
Total non-current assets		4,601,755	3,880,679
Total assets		6,441,912	5,753,408

Liabilities
Current liabilities
Trade payables		236,346	182,748
Labor and social obligations	13	138,718	89,044
Lease liabilities		33,584	34,329
Loans and financing	10	99,809	102,873
Derivative financial instruments	11	6,946	3,693
Taxes and contributions payable		10,393	9,488
Income taxes payable		11,946	28,576
Advances from customers	6	111,768	16,079
Accounts payable to selling shareholders	12	808,331	1,060,746
Other liabilities		6,989	6,013
Total current liabilities		1,464,830	1,533,589
Non-current liabilities
Labor and social obligations	13	4,652	1,451
Lease liabilities		35,836	42,576
Loans and financing	10	1,788,802	1,833,956
Derivative financial instruments	11	63,590	110,154
Provision for legal proceedings	22	2,369	3,174
Accounts payable to selling shareholders	12	349,696	330,457
Other liabilities		217	621
Total non-current liabilities		2,245,162	2,322,389
Total liabilities		3,709,992	3,855,978

Equity	14
Share capital		14	11
Capital reserve		2,763,402	2,009,799
Treasury shares		-	(8,205)
Share-based compensation reserve		151,101	95,008
Accumulated losses		(182,597)	(199,183)
Total equity		2,731,920	1,897,430

Total liabilities and equity		6,441,912	5,753,408

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income

For the three and six-month periods ended June 30, 2023 and 2022

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	16	470,962	412,137	1,005,868	842,174
Cost of sales	17	(178,973)	(133,054)	(394,707)	(249,632)
Gross profit		291,989	279,083	611,161	592,542

Selling expenses	17	(206,332)	(174,439)	(397,503)	(338,792)
General and administrative expenses	17	(129,029)	(80,037)	(292,711)	(166,137)
Other (expense) income, net	17	3,766	1,676	159,953	19,070

Operating (loss) profit		(39,606)	26,283	80,900	106,683

Finance income	18	78,221	214,382	181,152	373,615
Finance costs	18	(147,622)	(238,485)	(309,524)	(363,586)
Finance result	18	(69,401)	(24,103)	(128,372)	10,029

Share of loss of equity-accounted investees		(591)	(14,294)	(1,443)	(19,936)

(Loss) profit before income taxes		(109,598)	(12,114)	(48,915)	96,776

Income taxes - income (expense)	19
Current		416	8,038	(14,669)	(13,809)
Deferred		35,146	(9,265)	80,170	6,351
		35,562	(1,227)	65,501	(7,458)

Net (loss) profit for the period		(74,036)	(13,341)	16,586	89,318

Basic (loss) earnings per share - in Brazilian reais	15
Class A		(1.12)	(0.24)	0.25	1.59
Class B		(1.12)	(0.24)	0.25	1.59
Diluted (loss) earnings per share - in Brazilian reais	15
Class A		(1.19)	(0.24)	(0.91)	(1.45)
Class B		(1.12)	(0.24)	0.25	1.59

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of comprehensive income or loss

For the three and six-month periods ended June 30, 2023 and 2022

(In thousands of Brazilian reais)

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) profit for the period	(74,036)	(13,341)	16,586	89,318

Comprehensive income	-	-	-	-

Total comprehensive income or loss for the period	(74,036)	(13,341)	16,586	89,318

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2023 and 2022

(In thousands of Brazilian reais, unless otherwise stated)

		Reserves
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

Net profit for the period	-	-	-	-	89,318	89,318
Share based compensation plan	-	-	-	9,319	-	9,319
Purchase of treasury shares	-	-	(51,616)	-	-	(51,616)
Restricted stocks transferred	-	19,055	-	(19,055)	-	-

Balances at June 30, 2022 (unaudited)	11	2,222,912	(232,391)	81,077	(149,354)	1,922,255

		Reserves
	Share capital	Capital reserve	Treasury shares	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2022	11	2,009,799	(8,205)	95,008	(199,183)	1,897,430

Net profit for the period	-	-	-	-	16,586	16,586
Capital increase (Note 14)	3	726,823	8,205	41,743	-	776,774
Share based compensation plan (Note 13)	-	-	-	41,130	-	41,130
Restricted stocks transferred (Note 13)	-	26,780	-	(26,780)	-	-

Balances at June 30, 2023 (unaudited)	14	2,763,402	-	151,101	(182,597)	2,731,920

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	June 30, 2023	June 30, 2022
		(unaudited)	(unaudited)
Operating activities
(Loss) profit before income taxes		(48,915)	96,776
Adjustments to reconcile (loss) profit before income taxes to cash from operations
Depreciation and amortization	17	173,955	140,083
Inventory allowances	6 and 17	23,885	13,339
Provision (reversal) for expected credit losses	7 and 17	66,428	(6,603)
Loss (profit) on sale/disposal of property and equipment and intangible		1,044	(192)
Fair value change in derivative financial instruments	18	(40,874)	(95,973)
Fair value adjustment in accounts payable to selling shareholders	18	26,296	(26,320)
Share of loss of equity-accounted investees		1,443	19,936
Share-based compensation plan		41,130	9,046
Accrued interest on loans and financing	18	137,124	105,544
Interest accretion on accounts payable to selling shareholders	18	82,522	89,674
Interest from financial investment		(3,406)	(38,353)
Interest on lease liabilities	18	5,233	2,287
(Reversal) provision for legal proceedings		(821)	106
Provision for payroll taxes (restricted stock units)		2,427	(3,083)
Foreign exchange effects, net	18	(48,501)	(43,662)
Fair value of previously held interest in associate	17	(170,277)	-
Gain on changes of interest of investment	17	-	(17,758)
Loss on sale of investment	17	7,439	-
Other financial expense (income), net		(1,760)	(3,128)
		254,372	241,719
Changes in assets and liabilities
Trade receivables		60,511	(4,344)
Inventories		(60,460)	(27,671)
Recoverable taxes		8,153	8,448
Other assets		(39,756)	(35,077)
Trade payables		42,909	51,637
Labor and social obligations		25,265	25,745
Taxes and contributions payable		(1,584)	(978)
Advances from customers		78,783	25,641
Other liabilities		(2,654)	9,228
Cash from operations		365,539	294,348

Income taxes paid		(33,387)	(47,474)
Interest paid on lease liabilities		(4,223)	(2,346)
Interest paid on accounts payable to selling shareholders		(73,568)	(36,914)
Interest paid on loans and financing		(127,239)	(31,992)
Payments for contingent consideration		(37,221)	(70,541)
Payments for stock option		-	(75,578)
Net cash flows from operating activities		89,901	29,503

Investing activities
Acquisition of property and equipment		(4,818)	(8,398)
Payment of investments and interests in other entities		(20)	(18)
Cash attributed from acquisition of subsidiaries	3	164,252	-
Sale of interest in subsidiary, net of cash sold		452	-
Acquisition of intangible assets	9	(74,596)	(96,053)
Purchase of financial investments		(184,466)	(529,891)
Redemption of financial investments		451,639	1,152,356
Interest received from financial investments		9,307	18,428
Loans to related parties		-	(4,812)
Net cash flows from investing activities		361,750	531,612

Financing activities
Purchase of treasury shares		-	(51,616)
Payment of lease liabilities		(18,900)	(12,005)
Payments of accounts payable to selling shareholders		(236,474)	(121,270)
Loans and financing payments		(11,854)	(211,329)
Net cash flows used in financing activities		(267,228)	(396,220)

Foreign exchange effects on cash and cash equivalents		(457)	(285)

Increase in cash and cash equivalents		183,966	164,610

Cash and cash equivalents
At the beginning of the period	4	216,360	211,143
At the end of the period	4	400,326	375,753
Increase in cash and cash equivalents		183,966	164,610

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month period ended June 30, 2023

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco” or “Company”) is a holding Company incorporated under the laws of the Cayman Islands on April 12, 2018, whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the Parent Company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. In 2023, Arco also became the Parent Company of INCO Limited and its subsidiaries (“Isaac”), after acquisition of control as disclosed in Note 3. After a corporate reorganization, INCO Limited was incorporated by Arco. Arco Brazil is the holding Company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) and SAE Digital S.A., which provides educational content from basic to secondary education (“K-12 curriculum”), and OISA Tecnologia e Serviços Ltda., which provides an end-to-end solution for schools and parents. The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil. OSC Investments Limited is the ultimate parent Company of Arco.

1.2	Significant events and transactions during the period

a)	Going private transaction

On August 10, 2023, the Company announced that it entered into a definitive agreement unanimously recommended by the Special Committee for the acquisition of all of the outstanding Class A common shares of the Company not held by General Atlantic, Dragoneer, Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante, or their respective affiliates. See Note 23 for further information.

b)	Acquisition of interests in other entities and business combinations

Isaac acquisition

On January 3, 2023, the Company communicated the completion of the previously announced acquisition of INCO Limited (“Isaac”). Under the terms of the Equity Purchase Agreement, Arco Platform Limited acquired control of Isaac through the acquisition of 75.1% of its issued and outstanding capital shares in exchange of Arco shares. Isaac’s shareholders received 10,436,202 Arco Class A common shares of Arco, of which 1,047,142 shares were Arco treasury shares, and 9,389,060 shares were newly issued Arco shares. Prior to the transaction, Arco held 24.9% of the share capital of Isaac. See Note 3 for further information.

Payment of Escola da Inteligência installment

On May 31, 2023, the Company paid the final installment, related to the 40% remaining shares of Escola da Inteligência, in the amount of R$ 301,116, as described in Note 12.d).

c)	Corporate restructuring

On April 1, 2023, the subsidiary INCO LLC increased the capital of Arco Brazil through the subscription of shares from OISA Tecnologia e Serviços Ltda. and Isaac Holding Financeira Ltda., in the amount of R$ 383,351.

On April 3, 2023, the Company executed the dissolution process of INCO LLC. On May 1, 2023, the Company completed a corporate reorganization through the incorporation of INCO Limited by Arco Platform Limited.

d)	Sale of investment

On June 1, 2023, the Company agreed to sell its shares of Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”), which was part of the Company’s Supplemental segment. The Company received R$ 755 at the transaction date and an earn-out was set based on Edupass net revenue for 2025, which could range from R$ 1,000 to R$ 8,400, if 2025 revenue exceeds R$ 20,000. In case this amount is not reached, no amount is due for the operation. The loss on sale of investment was R$ 7,439, and is classified in Other income (expenses), net in the statement of income.

2	Material accounting policies

2.1 Basis for preparation of the consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 2 to the consolidated financial statements for the year ended December 31, 2022.

Basis for preparation

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2022.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting judgments, estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2022.

The unaudited interim condensed consolidated financial statements have been prepared based on a historical cost basis, except for the derivative financial instruments, accounts payable to selling shareholders and share-based compensation plan, which are measured at fair value.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

Management has assessed the capacity of the Company to continue as a going concern and is convinced that they hold sufficient funds to remain as operating in the future. Furthermore, the Management is not aware of any material uncertainty that could raise significant concerns about its ability to continue as a going concern. Thus, the interim financial statements of the Company were prepared based on a going concern basis.

These unaudited interim condensed consolidated financial statements as of June 30, 2023, and for the six-month periods ended June 30, 2023 were authorized for issuance by the Board of Directors on August 31, 2023.

2.2 Basis of consolidation and investments in associates

The unaudited interim condensed consolidated financial statements comprise the financial statements of the Company, its subsidiaries and investments in associates as of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022.

The table below is a list of the Company’s subsidiaries and investments:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	June 30, 2023	December 31, 2022
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%
Arce Participações Ltda.	Holding	Brazil	Subsidiary	100.0%	100.0%
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%
Atech Soluções Tecnológicas S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%
NLP Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%
NSE Soluções Educacionais S.A. (a)	Educational content	Brazil	Subsidiary	100.0%	60.0%
Me Salva! Cursos e Consultorias S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (b)	Educational content	Brazil	Subsidiary	-	100.0%
INCO Limited (c)	Collection services	Cayman Islands	Subsidiary	-	24.9%
INCO LLC (d)	Collection services	United States	Subsidiary	-	24.9%
OISA Tecnologia e Serviços Ltda. (Note 1.2)	Collection services	Brazil	Subsidiary	100.0%	24.9%
Isaac Holding Financeira Ltda. (Note 1.2)	Holding	Brazil	Subsidiary	100.0%	24.9%
Isaac Fundo de Investimento em Direitos Creditórios (Note 1.2)	Private equity	Brazil	Subsidiary	100.0%	24.9%
Activeprint Processamento de Dados Ltda. (Note 1.2)	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Techschool Inteligencia Educacional Ltda. (Note 1.2)	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Activesoft Tecnologia e Serviços Ltda. (Note 1.2)	Educational technology	Brazil	Subsidiary	100.0%	24.9%
AIX Sistemas Ltda. (Note 1.2)	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Softwares de Gestão Ltda. (Note 1.2)	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Classapp Sistemas Ltda. (Note 1.2)	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Escolas Exponenciais Ltda. (Note 1.2)	Educational technology	Brazil	Subsidiary	100.0%	24.9%
Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia	Private equity	Brazil	Investee	11.1%	10.9%
Tera Treinamentos Profissionais Ltda.	Educational content	Brazil	Investee	23.4%	23.4%

a)	The Company acquired all remaining shares of Escola da Inteligência from the minority shareholders in May 2023, as disclosed in Note 1.2 and Note 17.d);

b)	The Company sold its shares of Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda., as disclosed in Note 1.2;

c)	During the year the entity was incorporated by Arco Platform Limited, as disclose in Note 1.2;

d)	After a corporate reorganization, this entity was extinguished, as disclosed in Note 1.2.

2.3 Changes in accounting policies and disclosures

New and amended standards and interpretations

Several new or amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company's financial statements:

●	Lease liability measurement in a sale and leaseback transaction

●	Classification of liabilities as current or non-current and non-current liabilities with covenants - Amendments to IAS 1

●	Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3	Business combination

(a)	INCO Limited (“Isaac”)

On January 3, 2023, the Company acquired control of Isaac and its subsidiaries, INCO LLC, Isaac Holding Financeira Ltda. OISA Tecnologia e Serviços Ltda., Isaac Fundo de Investimento em Direitos Creditórios, Activeprint Processamento de Dados Ltda., Techschool Inteligencia Educacional Ltda., Activesoft Tecnologia e Serviços Ltda., AIX Sistemas Ltda., Softwares de Gestão Ltda., Classapp Sistemas Ltda. and Escolas Exponenciais Ltda. In consideration for the acquisition of the outstanding shares, Isaac shareholders would receive 10,436,201 shares of the Company's stock, equivalent to approximately 15.8% of the issued shares and outstanding equity interest, immediately following the closing of the transaction.

Of the total aggregate stock consideration, 10,018,754 shares have already been delivered to Isaac's shareholders, of which 1,047,142 were from the Company's treasury shares, 8,971,612 were newly issued shares and the remaining shares in the total of 417,448 have been retained for a period of 18 months (“holdback period”) for future claims. The transaction resulted in a dilution of approximately 14.2% for Arco's Class A shareholders.

As part of the acquisition, the Company granted to Isaac's employees new share-based awards to replace Isaac’s share-based compensation awards. The replacement awards were divided between a stock option plan – SOP, described as the Arco Share Option Plan and restricted shares units – RSU, under Arco’s regular plan terms as mentioned in Note 13. The Company accounted for the replacement awards as modification of the original granted instruments. The Company recognized R$ 41,743 as part of the consideration transferred, related to the portion of the marked-based measure of the acquiree awards, which refers to pre-combination service, in accordance with IFRS 3.

The acquisition of Isaac significantly expands Arco’s footprint in Brazil’s education ecosystem by increasing the scope of its portfolio of products, making Arco a true one-stop-shop for its partner schools, while establishing closer relationships with families.

The founding shareholders of Isaac are subject to a lock-up period of 3 years from the closing date with respect to their Arco shares, with 1/3 of their shares being released each year.

At the date of acquisition, the carrying amount of the Company’s previously held interest was R$ 87,695 and its fair value was R$ 257,972, resulting in a gain of R$ 170,277, recognized as other income in the statement of income.

The Company has not recognized any deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recognized on the acquisition was R$ 611,511 and it is not expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Financial and Management Solutions operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Isaac with those of the Company. The goodwill is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$ 18,528 were expensed and were included in general and administrative expenses, in the amount of R$ 13,159 in 2022 and R$ 5,369 in 2023.

The fair value of the identifiable assets and liabilities as of the date of the acquisition was:

Fair
Value
Assets
Cash and cash and equivalents	164,252
Trade receivables	102,020
Recoverable taxes	6,922
Deferred taxes	67,482
Other assets	9,830
Property and equipment	3,678
Right-of-use assets	6,502
Intangible assets	143,027
503,713
Liabilities
Trade payables	10,777
Labor and social obligations	25,715
Taxes and contributions payable	2,507
Leases	6,502
Loans and financing	274
Accounts payables to selling shareholders	15,298
Provision for legal proceedings	32
Other liabilities	19,373
80,478
Total identifiable net assets at fair value	423,235

Goodwill arising on acquisition	611,511
Purchase consideration transferred	1,034,746
Transferred shares at fair value	705,630
Holdback shares at fair value	29,401
Long-term incentive plan	41,743
Fair value of previously held interest in a step acquisition	257,972
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	18,528
Cash acquired (included in cash flows from investing activities)	164,252

At the acquisition date, the fair value of the trade receivables was R$ 102,020, composed by R$ 216,168 of outstanding securities and R$ 114,148 of expected credit loss.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities.

(b)	Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

(c)	Revenue and profit contribution

The revenue and net loss included in the consolidated statements of income and comprehensive income from the acquisition date through the period end are presented below:

June 30, 2023
Isaac
Total revenue	130,953
Net loss for the period	(45,093)

From the date of acquisition, January 3, 2023, Isaac has contributed R$ 130,953 of revenue and R$ 45,093 of loss to the Company net profit from the continuing operations of Arco. Since the acquisition took place at the beginning of the year, revenue and profit from continuing operations would have been the same as presented in the statement of income.

4	Cash and cash equivalents

	June 30, 2023	December 31, 2022
	(unaudited)
Cash and bank deposits	22,444	11,772
Bank deposits in foreign currency (a)	125	14,143
Cash equivalents (b)	377,757	190,445
	400,326	216,360

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with immaterial risk of change in value.

(a)	Short-term deposits maintained in U.S. dollars.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil. As of June 30, 2023, the average interest on these CDBs was equivalent to 96.1% (December 31, 2022: 82.3%) of the Interbank Certificates of Deposit (“CDI”). As of June 30, 2023, the average CDI rate for twelve-months period ended June 30, 2023, was 13.49% (December 31, 2022: 12.38%) These financial investments are available for immediate use and have insignificant risk of changes in value. The increase in 2023 is mainly related to the cash received in the Isaac acquisition.

5	Financial investments

	June 30, 2023	December 31, 2022
	(unaudited)
Financial investments (a)	149,088	422,140
Other	484	506
	149,572	422,646
Current	117,131	391,785
Non-current	32,441	30,861

(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications of cash balances, managed by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil, with maturity of more than three months from the date of acquisition. As of June 30, 2023, the average interest on these investments is equivalent to 97.2% (December 31, 2022: 105.7%) of the CDI. The average CDI rate for the twelve-months period ended June 30, 2023 was 13.49% (December 31, 2022: 12.38%). The decrease in 2023 is mainly related to redemption of financial investments for acquisitions payments during the year.

6	Trade receivables

	June 30, 2023	December 31, 2022
	(unaudited)
From sales of educational content	793,582	933,894
From financial and management solutions	188,636	-
From related parties (Note 8)	838	8,255
	983,106	942,149
(-) Allowance for expected credit losses	(151,678)	(85,262)
	831,428	856,887

As of June 30, 2023, and December 31, 2022, the aging of trade receivables was as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Neither past due nor impaired	679,622	777,469

Past due	303,484	164,680

1 to 60 days	105,544	40,719
61 to 90 days	29,309	16,314
91 to 120 days	24,526	10,710
121 to 180 days	23,123	18,346
More than 180 days	120,982	78,591
	983,106	942,149

The movement in the provision for expected credit losses for the six-month periods ended June 30, 2023 and 2022, was as follows:

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Balance at beginning of the period	(85,262)	(87,132)
(Provision) / Reversal	(66,428)	6,603
Receivables written off (reverted) during the period as uncollectible (recovered)	12	782
Balance at end of the period	(151,678)	(79,747)

Allowance for expected credit losses

In 2022, the provision reversal was caused by a return of default levels of delinquencies and a migration of customers from B2B to B2C, which customers do not have an expected credit loss. The provision in the second quarter of 2023 is mainly related to Isaac, in the amount of R$ 59,077. In addition, a migration from B2C to B2B customers occurred in the six months of 2023, which resulted in an additional provision for the period.

Advances from customers

The Company receives advances from customers mainly at the beginning of the year when purchases of educational content for the current school year occur. The educational content is delivered in up to four stages, and as the material is delivered, revenue is recognized.

As of June 30, 2023, the Company has R$ 111,768 (R$ 16,079 in December 2022) of advances from customers recorded in current liabilities, representing deferred revenues.

7	Inventories

	June 30, 2023	December 31, 2022
	(unaudited)
Content providing	179,247	135,876
Educational content (a)	87,673	94,089
Consumables and supplies	2,840	2,204
Inventories held by third parties	13,963	21,891
	283,723	254,060

(a)	Costs incurred to prepare educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the six-month periods ended June 30, 2023 and 2022 was as follows:

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Balance at beginning of the period	(58,623)	(28,139)
Inventory reserve	(23,885)	(13,339)
Write-off of inventories against reserve	5,695	355
Balance at end of the period	(76,813)	(41,123)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2023	December 31, 2022
	(unaudited)
Assets
Trade receivables (Note 6)
Livraria ASC Ltda. And Educadora ASC Ltda. (a)	838	8,255
	838	8,255
Other assets
Arco Instituto de Educação (b)	2,127	1,526
	2,127	1,526
Loans to related parties
Minority shareholders – EI ©	-	3,956
	-	3,956
Advances from customers
Livraria ASC Ltda. And Educadora ASC Ltda. (a)	(9)	-
	(9)	-

Other liabilities
OISA Tecnologia e Serviços Ltda.	-	11
	-	11

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	2,878	2,591
	2,878	2,591

Finance income
Former shareholders - Geekie	-	273
OISA Tecnologia e Serviços Ltda.	-	2
Minority shareholders - EI (c)	123	261
	123	536

a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities controlled by the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date.

b)	Arco is a founding member of Instituto Arco de Educação ("Arco Instituto"), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the outstanding amount in June 2023 is related to the operation in 2022 and 2023.

c)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and it was liquidated in May 2023. During the six-month period ended June 30, 2023, the Company recognized R$ 123 of interest income.

Key management personnel compensation

Key management personnel compensation comprised the following:

	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Short-term employee benefits	37,307	40,580
Share-based compensation plan	59,924	19,422
	97,231	60,002

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 13).

9	Intangible assets

During the six-month period ended June 30, 2023 the Company had R$ 74,596 of additions, mainly due to the development of educational content for the 2023 collection year (R$ 32,010), development of technology platforms for the supply of digital content, as well as licenses and software development for new projects (R$ 37,443), and copyrights (R$ 5,110).

During the six-month period ended June 30, 2023, the total amortization recorded as expense to the statement of income and appropriated in the intangible assets was R$ 134,472 (June 30, 2022: R$ 116,422).

As a result of Edupass sale, mentioned in Note 1.2, the Company derecognized all related intangible assets in the amount of R$ 14,493, mainly composed of goodwill (R$ 11,680), customer relationships (R$ 347), non-compete agreement (R$ 701), software licenses (R$ 142) and trademarks (R$ 752) recognized at the acquisition date and other intangible assets (R$ 865).

In addition, as a result of the business combination disclosed in Note 3, there was an increase of R$ 115,369, mainly from software development, carried over from the acquiree’s balance sheet, R$ 611,511 related to goodwill and R$ 27,658 of identifiable assets arising from the purchase price allocation, composed of non-compete agreement (R$ 3,425), trademarks (R$ 23,486) and software (R$ 747).

10	Loans and financing

	Interest rate	Maturity	June 30, 2023	December 31, 2022
			(unaudited)
Bank loan (a)	USD + 2.4% pa	October/2024	26,711	38,484
Debentures (b)	100% CDI + 2.3% pa	August/2027	1,267,002	1,266,534
Convertible notes (c)	USD + 8.0% pa	November/2028	594,710	631,744
Bank loan	Miscellaneous	From Sep’23 to Oct’24	188	67
			1,888,611	1,936,829
Current			99,809	102,873
Non-current			1,788,802	1,833,956

a)	The decrease in the current balance is mainly related to: (i) payment of R$ 9,249 related to installments due in 2023; (ii) exchange variation of R$ 2,252 recognized as financial income in the statement of income; (iii) interest expenses of R$ 200; and (iv) interest payments R$ 307.

b)	The debentures bear interest of 100% CDI + 2.3% pa, which will accrue and will also be payable every six months, with the first payment on February 3, 2023 and the last payment on August 3, 2027. The principal amount will be settled in 3 installments in August of each year from 2025 until 2027. The debentures are guaranteed by Arco Educação S. A.

The change in the current balance is mainly related to: (i) payment of interest R$ 93,909, (ii) accrued interest of R$ 92,385 and (iii) amortization of R$ 1,826 related to transaction costs.

c)	The change in the current balance is mainly related to: (i) accrued interest of R$ 41,672, (ii) exchange variation of (R$ 46,626) recognized as financial income in the income statement, (ii) interest payments R$ 33,011, and (iv) amortization of R$ 930 related to transaction costs.

The debenture agreement includes financial covenants, such as, net debt/adjusted EBITDA (excluding the balance in the statements of financial position and any effects in the statements of income from the convertible notes) ratio of less than 4x as of December 31, 2022; default on the financial obligations of the contract, bankruptcy or liquidation of the Company, limitation to carry out operations of acquisition, merger, sale or disposal of its assets, disclosure of financial statements.

As of June 30, 2023, the Company met all contractual commitments of its loans and financing operations.

11	Derivative financial instruments

The breakdown of financial derivatives is as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Liabilities
Derivative financial instrument
Swap Geekie (a)	10,685	8,193
Put option (b)	59,851	105,654
	70,536	113,847
Current	6,946	3,693
Non-current	63,590	110,154

a)	On November 11, 2021, the Company’s subsidiary Geekie, entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the asset end receives, on average, dollar plus 2.452% per annum and in the liability position pays, on average, CDI plus 1.7% per annum. During the six-month period ended June 30, 2023, the Company recognized a net financial expense of R$ 4,930 as fair value adjustment in the statement of income. See Note 10 for further information.

b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of June 30, 2023 and December 31, 2022.The Company recognized an initial put option of R$ 185,409 (equivalent to US$32,995) separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. The Company recognized a net fair value adjustment of R$ 45,804 as finance income in statement of income as of June 30, 2023.

12	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combinations and investments in associates is as follows:

	June 30, 2023	December 31, 2022
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	450,799	424,884
Acquisition of NS Educação Ltda. (b)	-	371
Acquisition of in Positivo (c)	677,171	636,172
Acquisition of EI (d)	-	282,257
Acquisition of Geekie (e)	-	19,036
Acquisition of Me Salva! (f)	7,610	10,747
Acquisition of Eduqo (g)	12,427	11,662
Acquisition of Edupass (h)	-	6,074
Acquisition of Techscool (i)	344	-
Acquisition of Activesoft (j)	1,874	-
Acquisition of Classapp (k)	3,281	-
Acquisition of Activeprint (j)	1,873	-
Acquisition of AIX (l)	1,324	-
Acquisition of SG (l)	1,324	-
	1,158,027	1,391,203
Current	808,331	1,060,746
Non-current	349,696	330,457

(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 21 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the six-month period ended June 30, 2023, the Company recognized R$ 25,915 of interest expense in finance expenses in statement of income. The minority shareholder is related party of the Company.

(b)	During the six-month period ended June 30, 2023, the Company made final settlement of R$ 341 of principal and R$ 30 of interest expense.

(c)	The amount represents the outstanding balance of the acquisition price and will be paid in two annual installments in November (50% payable in 2023 and 2024). The payments are secured by a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the six-month period ended June 30, 2023, the Company recognized R$ 40,999 of interest expense in finance expenses in the statement of income.

(d)	During the six-month period ended June 30, 2023, the Company made final settlement of R$ 301,116, related to acquisition of the remaining 40% interest in EI. During the same period, the Company recognized R$ 13,765 of interest expense and R$ 8,695 as fair value adjustment in finance expenses in the statement of income. In addition, the Company compensated the amount of R$ 3,601 related to receivable balances from selling shareholders.

(e)	During the six-month period ended June 30, 2023, the Company made final payment of R$ 19,036 of principal and R$ 203 of interest expense.

(f)	The liability is composed of the present value of the balance negotiated on December 9, 2022 in the closing certificate, that transferred the remaining 40% interest in Me Salva! to Arco, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.3% (13.3% in 2022). The payment of the retained portion is in the amount of R$ 905 and will be made in 3 annual installments, in June of each year until 2026. During year ended December 31, 2022, the Company renegotiated the earn-out, June 30, 2023 the outstanding balance is R$ 6,705, updated by CDI, which will be made in January of 2024 and 2025. During the six-month period ended June 30, 2023 the Company paid R$ 3,201 related to first installment of the renegotiated earn-out and R$ 383 related to second installment of the retained portion. In addition, the Company recognized an interest expense of R$ 447 in finance expenses in statement of income.

(g)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7% (13.7% in 2022). The payment of the outstanding installment will be made in July 2023. During the six-month period ended June 30, 2023 the Company recognized an interest expense of R$ 765 in finance expenses in statement of income.

(h)	As mentioned in Note 1.2, the Company sold its shares of Edupass. As part of the amount recognized in the statement of income, the Company written off the balance payable in the amount of R$ 6,428 as of June 1, 2023. During the six-month period ended June 30, 2023 the Company recognized an interest expense of R$ 354 in finance expenses in statement of income.

(i)	The amount represents the outstanding balance of the acquisition price and will be paid in 4 annual installments starting in December 2022 and ending in December 2025. During the six-month period ended June 30, 2023, the Company has made payment of R$ 155 of earn-out.

(j)	The amount represents the outstanding balance of the acquisition price and will be paid in 5 annual installments starting in January 2022 and ending in July 2026. During the six-month period ended June 30, 2023, the Company recognized R$ 234 of interest expense in the statement of income and the amount of R$ 3,065 was paid.

(k)	The amount represents the outstanding balance of the acquisition price and will be paid in 5 annual installments starting in May 2022 and ending in May 2026. During the six-month period ended June 30, 2023 the Company recognized R$ 210 of interest expense in finance expenses in the statement of income and the amount of R$ 244 was paid.

(l)	The amount represents the outstanding balance of the acquisition price and will be paid in 4 annual installments starting in April 2023 and ending in April 2026. During the six-month period ended June 30, 2023 the Company paid the amount of R$ 922.

F-22

13	Labor and social obligations

	June 30, 2023	December 31, 2022
	(unaudited)
Labor and social obligations
Bonuses (a)	38,748	38,206
Payroll and social charges	24,453	16,836
Payroll accruals	76,559	25,638
Other labor	3,610	9,815
	143,370	90,495
Current	138,718	89,044
Non-current	4,652	1,451

(a)	Bonuses

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 22,163 during the six-month period ended June 30, 2023 (June 30, 2022: R$ 21,155).

(b)	Share-based compensation plan

Arco Share Option Plan - Stock options

On January 2, 2023, and in connection with the Isaac acquisition, our board of directors approved the Arco Share Option Plan.

The Arco Share Option Plan is administered by our board of directors and a designated committee, and eligible participants include Isaac employees. Pursuant to the Arco Share Option Plan, we have granted options to each participant at no cost to such participant, subject to the participant's continuance as an employee of any Company in Arco and its subsidiaries, including with respect to the dismissal of participants with or without cause or in the event of a change in our control, from the grant date until the end of the vesting period (“Vesting”). Participants in the Arco Share Option Plan are subject to a six-month lock up period from the date of acquisition of the shares.

The following table lists the inputs to the model used for the Arco Share Option Plan estimated on the grant date:

Dividend yield (%)	n/a
Expected volatility (%)	51.50
Risk-free interest rate (%)	3.17 to 3.37
Expected life of share options (years)	4.00
Weighted average share price (R$)	70.21
Model used	Black & Scholes

F-23

The expected life of the stock options is based on contractual terms and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The Company recognized R$ 32,887 related to the pre-combination services portion in the consideration transferred regarding the stock options, due to acquisition of control in Isaac, in accordance with IFRS 3.

The following table illustrates the number and movements of share options during the six-month period ended June 30, 2023:

Number of restricted stock units
Outstanding at December 31, 2022	-
Granted	782,471
Vested	(218,952)
Estimated forfeited	(54,999)
Outstanding at June 30, 2023	508,520

The vesting period is according to the following schedule:

Final vesting date	Quantity of stocks	Unvested shares, net of forfeitures
31/12/2023	175,256	158,151
01/01/2024	102,173	92,201
31/12/2024	181,672	163,941
31/12/2025	80,000	72,192
31/12/2026	24,418	22,035
Total	563,519	508,520

Restricted Shares Grant Plan – Regular Plan

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance and performance as an employee, director or director of any Company in Arco and its subsidiaries from the grant date until the end of the vesting period (“Vesting”). If a participant leaves the group, or does not achieve the performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed. The total amount will be calculated based on the performance goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder. The fair value of the restricted shares is equal to the market price of the underlying shares on the date of grant.

The Company recognized R$ 8,856 related to the pre-combination services portion in the consideration transferred regarding the restricted shares granted, due to acquisition of control in Isaac, in accordance with IFRS 3.

F-24

The vesting period is according to the following schedule:

Final vesting date	Quantity of stocks	Unvested shares, net of forfeitures
30/09/2023	142,491	121,990
31/12/2023	134,905	114,511
01/01/2024	117,230	98,597
29/02/2024	78,568	65,467
31/03/2024	38,299	11,641
30/09/2024	141,184	121,899
31/12/2024	117,230	98,597
30/09/2025	133,257	118,223
31/12/2025	888,786	793,519
28/02/2026	81,430	65,468
30/09/2026	14,200	12,786
31/12/2026	297,142	261,088
Total	2,184,722	1,883,786

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Vesting period (% per year)	Total shares granted	Total shares vested	Unvested shares, net of forfeitures	Average fair value at grant date	Unit value average
10/02/2021	4 years (20%, 20%, 30%, 30%)	9,366	(5,273)	1,632	1,841	196.58
26/02/2021	4 years (20%, 20%, 30%, 30%)	50,200	(34,476)	8,860	10,296	205.11
01/06/2021	4 years (20%, 20%, 30%, 30%)	475	(247)	68	70	148.28
30/09/2021	4 years (20%, 20%, 30%, 30%)	4,000	(2,784)	1,080	472	118.02
01/06/2022	4 years (20%, 20%, 30%, 30%)	400,128	(100,578)	261,705	32,066	80.14
01/06/2022	3 years (40%, 30%, 30%)	15,290	(8,060)	2,683	1,225	80.14
01/09/2022	4 years (25%, 25%, 25%, 25%)	81,000	(20,250)	54,699	5,686	70.20
01/09/2022	3 years (40%, 30%, 30%)	8,490	(3,304)	4,669	596	70.20
01/09/2022	4 years (25%, 25%, 25%, 25%)	56,800	-	51,143	3,987	70.20
24/02/2023	3 years (50%, 25%, 25%)	163,400	(6,779)	127,896	10,958	67.06
02/01/2023	1 year (100%)	14,299	-	12,875	1,010	70.63
02/01/2023	2 years (33,33%, 66,66%)	1,331	-	558	94	70.63
02/01/2023	3 years (25%, 50%, 25%)	14,578	-	11,985	1,030	70.63
02/01/2023	4 years (20%, 40%, 20%, 20%)	420,328	-	346,170	29,688	70.63
01/03/2023	4 years (100% in last year)	772,000	-	695,109	51,166	66.28
01/05/2023	4 years (100% in last year)	184,000	-	165,674	11,557	62.81
02/01/2023	4 years (10%, 35%, 25%, 30%)	145,380	-	130,900	9,131	62.81
01/05/2023	1 year (100%)	3,376	-	3,040	212	62.81
01/05/2023	3 years (50%, 25%, 25%)	3,376	-	3,040	212	62.81
Total		2,347,817	(181,751)	1,883,786	171,297

F-25

The following table reflects the movements of outstanding shares from the grant date until June 30, 2023 for Arco's share-based compensation plans:

Number of restricted stock units
Outstanding at December 31, 2021	142,184
Granted (a)	778,705
Vested	(179,860)
Restricted stocks units transferred	(207,804)
Effectively forfeited	(77,208)
Estimated forfeited	(32,101)
Outstanding at December 31, 2022	423,916
Granted (a)	1,981,473
Vested	(24,880)
Restricted stocks units transferred	(271,908)
Effectively forfeited	(63,324)
Estimated forfeited	(161,491)
Outstanding at June 30, 2023	1,883,786

(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.

Both awards are classified as equity settled. There are no cash settlement alternatives for the employees and the Company does not have a past practice of cash settlement for these awards.

The total compensation expense recognized for employee services received during the six-month period ended June 30, 2023, including taxes and social obligations, was R$ 59,924 (R$ 41,130 of principal and R$ 18,794 of taxes and contributions) net of estimated forfeitures as shown in the following table:

Plan	Principal	Taxes and social obligations	Total
Expense arising from Arco Share Option Plan	8,333	-	8,333
Expense arising from Restricted Shares Grant Plan	32,797	18,794	51,591
Total expense	41,130	18,794	59,924

14	Equity

Share capital

As of June 30, 2023, Arco’s share capital is represented by 66,213,337 common shares of par value of US$ 0,00005 each, comprised of 27,400,848 Class B common shares and 38,812,489 Class A common shares,

F-26

December 31, 2022 shares outstanding	56,954,952
Issued shares (a)	10,018,754
Treasury shares transferred	(1,047,142)
Restricted Stock Units transferred	459,563
Restricted Stock Unit withheld (b)	(123,813)
June 30, 2023 shares outstanding	66,262,314

(a)	New issued shares transferred as a payment for Isaac acquisition as described in Note 3.

(b)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

Capital reserve

Capital reserve includes additional paid in capital amounts related to the difference between the subscription price that shareholders paid for the common shares and their nominal value.

As of June 30, 2023, the Company recognized the amount of R$ 726,823 due to the issuance of new shares and transferred the amount of R$ 8,205 from treasury shares for the payment of the acquisition of Isaac, as described in Note 3.

Treasury shares

Repurchase program

The following table reflects the movements of treasury shares repurchased until June 30, 2023:

Number of restricted stock units
As of December 31, 2021	605,316
Repurchase	531,125
Transferred – RSU’s program	(109,299)
As of June 30, 2022	1,027,142

As of December 31, 2022	1,047,142
Transferred– Isaac acquisition	(1,047,142)
As of June 30, 2023	-

As of June 30, 2023, the Company has transferred the total 1,047,142 of treasury shares due to the acquisition of Isaac, as described in Note 3.

F-27

15	Earnings (loss) per share (EPS)

	Three-month period ended			Three-month period ended
	June 30, 2023 (unaudited)			June 30, 2022 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Loss attributable to equity holders of the parent	(43,411)	(30,625)	(74,036)	(6,804)	(6,537)	(13,341)
Adjustments attributable to convertible notes	(9,410)	-		-	-
Adjusted (loss) profit attributable to equity holders of the parent	(52,821)	(30,625)		(6,804)	(6,537)	(13,341)
Weighted average number of common shares outstanding (thousand)	38,841	27,401	66,242	28,516	27,401	55,917

Effects of dilution from:
Share-based compensation plan (thousands)	57	-		-	-
Holdback shares (thousands)	417	-		-	-
Convertible notes (thousands)	5,172	-		5,172	-

Basic earnings per share - R$	(1.12)	(1.12)		(0.24)	(0.24)
Diluted earnings per share - R$	(1.19)	(1.12)		(0.24)	(0.24)

	Six-month period ended			Six-month period ended
	June 30, 2023 (unaudited)			June 30, 2022 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	9,701	6,885	16,586	45,621	43,697	89,318
Adjustments attributable to convertible notes	(49,821)	-		(94,535)	-
Adjusted (loss) profit attributable to equity holders of the parent	(40,120)	6,885		(48,914)	43,697
Weighted average number of common shares outstanding (thousand)	38,611	27,401	66,012	28,607	27,401	56,008

Effects of dilution from:
Share-based compensation plan and convertible notes (thousands)	77	-		-	-
Holdback shares (thousands)	417	-		-	-
Convertible notes (thousands)	5,172	-		5,172	-

Basic earnings (loss) per share - R$	0.25	0.25		1.59	1.59
Diluted earnings (loss) per share - R$	(0.91)	0.25		(1.45)	1.59

Basic earnings per share is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised into shares. In calculating diluted earnings per share, the numerator is adjusted for the effect of interest expense, exchange variation and changes in the fair value of the embedded conversion feature of the convertible notes disclosed in notes 10 and 11 (only if dilutive) and the denominator is increased to include the number of potentially dilutive Class A common shares factual to be outstanding during the period.

F-28

In addition, the Company has share-based compensation plans (see Note 13) and holdback shares related to Isaac’s acquisition (see Note 3) that are also considered in the calculation of diluted earnings per share if they have a dilutive effect.

16	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	393,086	411,384	855,344	834,607
Financial and management solutions	77,223	-	143,572	-
Other	3,621	1,623	13,719	9,554
Deductions:
Taxes	(2,968)	(870)	(6,767)	(1,987)
Revenue	470,962	412,137	1,005,868	842,174

F-29

17	Expenses by nature

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Content providing	(53,172)	(52,417)	(134,224)	(103,968)
Operations personnel	(29,414)	(18,071)	(63,881)	(34,378)
Inventory reserves	(14,521)	(10,940)	(23,885)	(13,339)
Freight	(8,443)	(16,094)	(17,586)	(30,193)
Depreciation and amortization	(38,405)	(33,155)	(89,452)	(59,112)
Allowance for expected credit losses (a)	(34,242)	-	(58,801)	-
Other	(776)	(2,377)	(6,878)	(8,642)
Cost of sales	(178,973)	(133,054)	(394,707)	(249,632)

Sales personnel	(71,620)	(70,807)	(152,013)	(139,482)
Depreciation and amortization	(29,032)	(27,061)	(58,940)	(53,474)
Sales & marketing	(32,250)	(31,545)	(48,774)	(44,030)
Customer support	(62,991)	(40,499)	(110,492)	(98,218)
Allowance for expected credit losses	(2,109)	372	(7,627)	6,603
Real estate rentals	(122)	(147)	(268)	(294)
Other	(8,208)	(4,752)	(19,389)	(9,897)
Selling expenses	(206,332)	(174,439)	(397,503)	(338,792)

Corporate personnel	(44,091)	(32,018)	(111,537)	(64,141)
Third party services	(33,014)	(21,095)	(69,910)	(37,495)
Real estate rents	(258)	(493)	(620)	(953)
Travel expenses	(617)	(1,888)	(1,361)	(3,124)
Tax expenses	(945)	(1,684)	(2,553)	(2,960)
Software licenses	(10,440)	(3,102)	(13,369)	(5,157)
Share-based compensation plan	(22,944)	(3,726)	(59,924)	(19,149)
Depreciation and amortization	(13,342)	(14,086)	(25,563)	(27,497)
Other	(3,378)	(1,945)	(7,874)	(5,661)
General and administrative expenses	(129,029)	(80,037)	(292,711)	(166,137)

Changes in fair value of step acquisitions (b)	13,863	-	170,277	-
Gain on changes of interest of investment	-	1,345	-	17.758
Loss on sale of investment (c)	(7,439)	-	(7,439)	-
Other	(2,658)	331	(2,885)	1.312
Other income, net	3,766	1.676	159,953	19.070

Total	(510,568)	(385,854)	(924,968)	(735,491)

(a)	Provision for expected losses from Isaac’s operation is accounted for as cost of services in our financial statements as they are accounted under accrual methodology and measured at amortized cost. Expected credit losses (“ECLs”) are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Isaac expects to receive. Isaac recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

(b)	Refers to gain with step acquisition from Isaac business combination, as disclosed in Note 3.

(c)	Refers to net result from Edupass sale in the second quarter of the year, as disclosed in Note 1.2.

F-30

18	Finance result

	Three-month period ended		Six-month period ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	21,352	25,444	42,710	48,170
Changes in fair value of financial investments	-	(13)	131	-
Changes in fair value of derivative financial instruments (a)	-	84,320	46,193	107,402
Changes in accounts payable to selling shareholders (Note 12)	-	73,868	-	73,868
Foreign exchange gains	45,355	27,373	76,186	139,058
Interest income	9,917	1,397	12,840	2,192
Other	1,597	1,993	3,092	2,925
Finance income	78,221	214,382	181,152	373,615

Changes in fair value of derivative financial instruments (a)	(2,920)	-	(5,319)	(11,429)
Changes in accounts payable to selling shareholders (Note 12)	(8,695)	(40,520)	(26,296)	(47,548)
Foreign exchange loss	(13,045)	(89,017)	(27,685)	(95,396)
Bank fees	(1,787)	(2,758)	(5,305)	(5,438)
Interest on acquisition of investments (b)	(39,700)	(45,744)	(82,522)	(89,674)
Interest on lease liabilities	(2,309)	(1,126)	(5,233)	(2,287)
Interest on loans and financing	(67,262)	(56,774)	(137,124)	(105,544)
Other	(11,904)	(2,546)	(20,040)	(6,270)
Finance costs	(147,622)	(238,485)	(309,524)	(363,586)

Finance result	(69,401)	(24,103)	(128,372)	10,029

(a)	Amount related to changes in the fair value of the put option to convert senior notes and change in the fair value of swap derivatives. See Note 11 for further information.

(b)	Refer to interest expense on accounts payable to selling shareholders. See Note 12 for further information.

F-31

19	Income taxes

(a)	Reconciliation of income taxes expense

	Three-month period ended		Six-month period ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) profit before income taxes	(109,598)	(12,114)	(48,915)	96,776
Combined statutory income taxes rate - % (a)	34%	34%	34%	34%
Income tax benefit (expense) at statutory rates	37,263	4,119	16,631	(32,904)

Reconciliation adjustments:
Share of loss of equity-accounted investees (b)	(201)	(4,860)	(491)	(6,778)
Effect of presumed profit of subsidiaries (c)	(11)	-	(56)	-
Permanent differences (d)	(4,145)	(2,300)	(11,720)	(4,028)
Stock option (e)	-	979	-	93
Platform income tax adjustment (f)	4,795	(1,702)	65,125	35,533
Other (additions) exclusions, net	(2,139)	2,537	(3,988)	626
	35,562	(1,227)	65,501	(7,458)

Current	416	8,038	(14,669)	(13,809)
Deferred	35,146	(9,265)	80,170	6,351
Income taxes benefit (expense)	35,562	(1,227)	65,501	(7,458)

Effective rate	32.4%	10.1%	133.9%	7.7%

(a)	Considering that Arco Platform Ltd, is domiciled in the Cayman Islands and there is no income tax in that jurisdiction, the combined statutory tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding Company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of loss of equity-accounted investees for the period.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(d)	Permanent differences of non-deductible expenses.

(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses, that was paid in June 2022, when Arco acquired the remaining interest.

(f)	Refers to the effect of 34% of Arco Platform net income, which is not taxable, as mentioned in item a). The net income for the six-month periods ended June 30, 2023 is mainly related to gain from the convertible senior notes foreign exchange, fair value adjustment and interest provisioned (R$ 49,827) and gain from the step acquisition (R$ 170,277).

F-32

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2022	Recognized in profit or loss	Business combination	As of June 30, 2023
				(unaudited)
Deferred tax assets
Tax losses carryforward	157,786	65,180	60,781	283,747
Temporary differences
Financial instruments from acquisition of interests	206,104	(19,937)	-	186,167
Other temporary differences	94,335	12,523	-	106,858
Share based compensation	12,577	16,048	7,824	36,449
Tax benefit from tax deductible goodwill	4,687	(1,672)	-	3,015
Amortization of intangible assets	27,685	1,743	-	29,428
Total deferred tax assets	503,174	73,885	68,605	645,664
Deferred tax liabilities
Financial instruments – put options on equity method investments	(9,231)	-	-	(9,231)
Tax arising from deductible goodwill	(112,823)	(38,645)	-	(151,468)
Other temporary differences	(43,853)	44,930	(1,123)	(46)
Total deferred tax liabilities	(165,907)	6,285	(1,123)	(160,745)
Deferred tax assets (liabilities), net	337,267	80,170	67,482	484,919

Deferred tax assets	337,267			484,919
Deferred tax liabilities	-			-

20	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and the chief executive officer, who is the chief operating decision maker. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio-emotional skills are also offered.

(iii)	Financial and Management Solutions: The Financial and Management Solutions business segment offers front and back-office and software solutions as a single interface, which schools receive access to a suite of services that allow them to become better businesses. Technological solutions for communication with the students’ parents are also offered.

F-33

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of June 30, 2023.

There was no material impact on disclosures of pre-existing segments. Therefore, the Company maintained the figures for June 30, 2022.

	Six-month period ended June 30, 2023 (unaudited)
	Core	Supplemental	Financial and management solutions	Total reportable segments	Adjustments and eliminations	Total
Net revenue	763,953	106,616	138,451	1,009,020	(3,152)	1,005,868
Cost of sales	(289,417)	(27,183)	(81,053)	(397,653)	2,946	(394,707)
Gross profit	474,536	79,433	57,398	611,367	(206)	611,161
Selling expenses	(303,027)	(72,604)	(21,872)	(397,503)	-	(397,503)
Segment profit	171,509	6,829	35,526	213,864	(206)	213,658
General and administrative expenses	-	-	-	-	-	(292,711)
Other expenses, net	-	-	-	-	-	159,953
Operating loss	-	-	-	-	-	80,900
Finance income	-	-	-	-	-	181,152
Finance costs	-	-	-	-	-	(309,524)
Share of loss of equity-accounted investees	-	-	-	-	-	(1,443)
Loss before income taxes	-	-	-	-	-	(48,915)
Income taxes benefit	-	-	-	-	-	65,501
Net loss for the period	-	-	-	-	-	16,586

Other disclosures
Depreciation and amortization	153,223	8,858	11,874	173,955	-	173,955
Investments in associates and joint ventures	22,820	-	-	22,820	-	22,820
Capital expenditures	54,168	5,125	21,116	80,409	(995)	79,414

F-34

	Six-month period ended June 30, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	713,495	143,850	857,345	(15,171)	842,174
Cost of sales	(205,651)	(55,050)	(260,701)	11,069	(249,632)
Gross profit	507,844	88,800	596,644	(4,102)	592,542
Selling expenses	(277,298)	(61,494)	(338,792)	-	(338,792)
Segment profit	230,546	27,306	257,852	(4,102)	253,750
General and administrative expenses	-	-	-	-	(166,137)
Other income, net	-	-	-	-	19,070
Operating profit	-	-	-	-	106,683
Finance income	-	-	-	-	373,615
Finance costs	-	-	-	-	(363,586)
Share of loss of equity-accounted investees	-	-	-	-	(19,936)
Loss before income taxes	-	-	-	-	96,776
Income taxes expense	-	-	-	-	(7,458)
Loss for the period	-	-	-	-	89,318

Other disclosures
Depreciation and amortization	115,666	24,417	140,083	-	140,083
Investments in associates and joint ventures	126,116	-	126,116	-	126,116
Capital expenditures	91,183	13,957	105,140	(689)	104,451

	Three-month period ended June 30, 2023 (unaudited)
	Core	Supplemental	Financial and management solutions	Total reportable segments	Adjustments and eliminations	Total
Net revenue	371,885	23,991	75,395	471,271	(309)	470,962
Cost of sales	(125,950)	(8,457)	(44,716)	(179,123)	150	(178,973)
Gross profit	245,935	15,534	30,679	292,148	(159)	291,989
Selling expenses	(152,304)	(36,254)	(17,774)	(206,332)	-	(206,332)
Segment profit	93,631	(20,720)	12,905	85,816	(159)	85,657
General and administrative expenses	-	-	-	-	-	(129,029)
Other expenses, net	-	-	-	-	-	3,766
Operating loss	-	-	-	-	-	(39,606)
Finance income	-	-	-	-	-	78,221
Finance costs	-	-	-	-	-	(147,622)
Share of loss of equity-accounted investees	-	-	-	-	-	(591)
Loss before income taxes	-	-	-	-	-	(109,598)
Income taxes benefit	-	-	-	-	-	35,562
Net loss for the period	-	-	-	-	-	(74,036)

F-35

	Three-month period ended June 30, 2022 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	367,337	57,021	424,358	(12,221)	412,137
Cost of sales	(112,708)	(29,931)	(142,639)	9,585	(133,054)
Gross profit	254,629	27,090	281,719	(2,636)	279,083
Selling expenses	(140,894)	(33,545)	(174,439)	-	(174,439)
Segment profit	113,735	(6,455)	107,280	(2,636)	104,644
General and administrative expenses	-	-	-	-	(80,037)
Other income, net	-	-	-	-	1,676
Operating profit	-	-	-	-	26,283
Finance income	-	-	-	-	214,382
Finance costs	-	-	-	-	(238,485)
Share of loss of equity-accounted investees	-	-	-	-	(14,294)
Loss before income taxes	-	-	-	-	(12,114)
Income taxes benefit	-	-	-	-	(1,227)
Loss for the period	-	-	-	-	(13,341)

Capital expenditures consist of additions of property and equipment and intangible assets.

Segment performance is evaluated based on segment profit and is measured consistently and on the same basis as profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Adjustments and eliminations refer to transactions due between companies in the Core and Supplemental segments, such as: loans, accounts payable, accounts receivable, sales and cost of sales. Segment assets and liabilities are measured on the same basis as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Financial managements solutions	Total reportable segments	Adjustments and eliminations	Total
June 30, 2023 (unaudited)
Total assets	5,540,505	391,599	589,460	6,521,564	(79,652)	6,441,912
Total liabilities	3,519,171	104,536	165,937	3,789,644	(79,652)	3,709,992

December 31, 2022
Total assets	5,259,238	552,499	-	5,811,737	(58,329)	5,753,408
Total liabilities	3,762,867	151,440	-	3,914,307	(58,329)	3,855,978

F-36

21	Financial instruments

Set out below, are the financial assets, other than cash and cash equivalents, held by the Company as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Financial assets and amortized cost
Financial investments	149,572	386,543
Trade receivables	831,428	856,887
Loans to related parties	-	3,956
Other assets (receivables from Arco Instituto)	2,127	1,526
Financial assets at fair value through profit or loss
Financial investments	-	36,103
Investments in financial instruments (Bewater)	11,542	11,214
Total	994,669	1,296,229

Total current	950,686	1,470,514
Total non-current	43,983	42,076

Set out below, are the financial liabilities held by the Company as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Financial liabilities at amortized cost
Trade payables	236,346	182,748
Loans and financing	1,888,611	1,936,829
Leases liabilities	69,420	76,905
Accounts payable to selling shareholders	794,484	703,354
Derivatives not designated as hedging instruments
Derivative financial liabilities	70,536	113,847
Financial liabilities at fair value through profit or loss
Accounts payable to selling shareholders	363,543	687,849
Total	3,422,940	3,701,532

Total current	1,185,016	1,384,389
Total non-current	2,237,924	2,317,143

F-37

Derivative assets and liabilities

The Company maintains put options on certain investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss.  The Company decided not to designate these foreign currency contracts as hedge accounting relationships. Consequently, all changes in the fair values of such contracts are recognized in the statement of income.

Fair values

Set out below, is a comparison of the carrying amounts and fair values of financial assets and financial liabilities as of June 30, 2023 and December 31, 2022:

	June 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial investments	149,572	149,572	422,646	422,646
Loans to related parties	-	-	3,956	3,956
Quoted equity investments (Bewater)	11,542	11,542	11,214	11,214
Total assets	161,114	161,114	437,816	437,816

Financial liabilities
Loans and financing	1,888,611	1,888,611	1,936,829	1,936,829
Derivative financial liabilities	70,536	70,536	113,847	113,847
Accounts payable to selling shareholders	1,158,027	1,158,027	1,391,203	1,391,203
Total liabilities	3,117,174	3,117,174	3,441,879	3,441,879

The following table provides the fair value measurement hierarchy of the Company’s financial assets and financial liabilities measured at fair value as of June 30, 2023:

	June 30, 2023	Fair value measurement using
	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value
Quoted equity investments (Bewater)	11,542	11,542	-	-

Financial liabilities measured at fair value
Derivative financial liabilities	10,685	-	10,685	-
Derivative financial liabilities	59,851	-	-	59,851
Accounts payable to selling shareholders	363,543	-	-	363,543

F-38

The following table presents the changes in level 3 items for the six-month periods ended June 30, 2023 and 2022.

Recurring fair value measurements	Financial instruments – put options on equity method investments (liabilities)	Accounts payable to selling shareholders
As of December 31, 2021	(223,561)	(867,264)
Payment	-	227,230
Changes in accounts payable to selling shareholders	-	26,320
Changes in derivative instruments fair value	104,750	-
Interest expense	-	(26,536)
As of June 30, 2022 (unaudited)	(118,811)	(640,250)

As of December 31, 2022	(105,654)	(687,849)
Payment	-	340,839
Changes in accounts payable to selling shareholders	-	(26,296)
Changes in derivative instruments fair value	45,803	-
Interest expense	-	(13,968)
Write-off on sale of investment	-	5,483
Others	-	18,248
As of June 30, 2023 (unaudited)	(59,851)	(363,543)

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

Set out below are the significant unobservable inputs to valuation as of June 30, 2023:

	Valuation technique	Significant unobservable inputs	Range (weighted average)	Sensitivity of the input to fair value
Derivative financial liabilities	Black & Scholes	Volatility	%	1% increase/(decrease) in the volatility would result in increase/(decrease) in fair value by R$ 2,803

There were no changes in the Company’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period.

F-39

22	Commitments and contingencies

Arbitration process of International School

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in the subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The amount to be calculated in accordance with the decision is under ongoing discussion in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

Considering the arbitration proceeding and IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered payable to the non-controlling shareholder under the Investment Agreement. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of net debt, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the due course of the arbitration. During the six-month period ended June 30, 2023, the Company recognized R$ 25,915 of interest expense based on the Sistema Especial de Liquidação e Custódia - SELIC rate. The use of the SELIC rate and the amount of interest to be paid are assumptions by the Company. These assumptions may differ from the actual rate of interest, the amount of interest that will be paid, as well as which party will be responsible for its payment, since they will be determined by the arbitration panel.

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23	Subsequent events

Debentures issuance

On July 26, the Company announced that Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE” or “Issuer”), its indirect wholly owned subsidiary, concluded the issuance of 550,000 non-convertible debentures, each at a par value of R$ 1 (the “Debentures”), totaling R$ 550 million (approximately US$ 115 million), for public distribution in Brazil with restricted placement efforts to institutional investors (the “Offering”). The Offering is part of Arco’s balance sheet management strategy to strengthen its cash position, and to extend its debt maturity profile. The Debentures mature on July 12, 2028, with the principal to be amortized in three equal instalments payable on July 12, 2026, July 12, 2027, and July 12, 2028. The Debentures bear interest at 100% of the CDI interest rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 2.60% per annum, payable semi-annually on January 12 and July 12, and are guaranteed by Arco Educação S.A.

Going private transaction

On August 10, 2023, the Company announced that it has entered into a definitive agreement and plan of merger (the “Agreement”) with Achieve Holdings (“Bidders’ HoldCo”) and Achieve Merger Sub, a wholly owned subsidiary of Bidders' HoldCo (“Merger Sub”), pursuant to which investment entities affiliated with General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer” and, together with General Atlantic, the “Bidders”) have agreed to acquire all of the outstanding Class A common shares of the Company (the “Shares”), that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, the “Founders”) or their respective affiliates or the Rollover Shareholders (as defined below) (the “Public Shares”), for a purchase price of US$14.00 per Share in cash without interest (the “Per Share Merger Consideration”). The Per Share Merger Consideration values Arco at a total enterprise value of approximately US$1.5 billion.

Following the Merger, Bidders' HoldCo will be owned by (a) Mr. Ari de Sá Cavalcante Neto, Chief Executive Officer of the Company, (b) investment entities affiliated with General Atlantic and Dragoneer, (c) ASCN Investments Ltda., an entity controlled by Mr. de Sá Cavalcante Neto, (d) OSC Investments, Ltd., an entity controlled by Oto Brasil de Sá Cavalcante, Chairman of the Board, and (e) certain other shareholders and employees of the Company (collectively, the “Rollover Shareholders”), who will be rolling over some or all of their Shares and/or equity awards, as applicable, in the Merger.

The Merger is currently expected to close during the fourth quarter of 2023 or the first quarter of 2024, subject to various closing conditions. These includes, among other conditions, required regulatory approval and the authorization and approval of the Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the Company's common shares present and voting in person or by proxy at a general meeting of the Company’s shareholders. The Founders, who beneficially own all of the Company's Class B common shares, the Rollover Shareholders and the Bidders have agreed to vote all of the Company's common shares they beneficially own, which represent approximately 91% of the voting power of the outstanding common shares as of the date of the Agreement, in favor of the authorization and approval of the Agreement, the Merger and the other transactions contemplated by the Agreement. Accordingly, they own a sufficient number of common shares to assure shareholder approval. Upon completion of the Merger, Arco will become a privately held company and its Shares will no longer be listed on the NASDAQ Global Market.

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The Founders will maintain a controlling voting interest of approximately 88% post-Merger in Arco, lead the Company, and manage its portfolio of leading education brands.

As of the Agreement date, the Company has received written confirmation from the lenders under certain of its Debt Documents that the entering into this Agreement and the consummation of the Transactions will not breach or result in a “Default” or an “Event of Default” under the applicable Debt Document or result in any acceleration of or increase in the amount of any payments payable by the Company or any Company Related Party under the applicable Debt Document (each a “Debt Document Waiver”),and each Debt Document Waiver has not been withdrawn, modified or terminated as of the Agreement date.

The Company is evaluating all possible impacts in its financial statements regarding the going private transaction, which will be concluded until the closing date expected for the fourth quarter of 2023 or the first quarter of 2024, as previously mentioned.

Isaac’s K-12 dedicated funding

In August, the Company announced the first K-12 dedicated FIDC (Receivables-backed investment fund) through its subsidiary, Isaac Fundo de Investimento em Direitos Creditórios. The fund raised a total amount of R$ 112 million at a cost of CDI +5.50% p.a. The fund will permit Isaac to raise capital from third parties to fund its revenue guarantee working capital.

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